                                                Filed Pursuant to Rule 424(b)(2)
                                                Registration No. 333-40601

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED DECEMBER 5, 1997)

                             2,750,000 COMMON UNITS

                         NORTHERN BORDER PARTNERS, L.P.

[NORTHERN BORDER PARTNERS, L.P. LOGO]

                     REPRESENTING LIMITED PARTNER INTERESTS
                            ------------------------
     Northern Border Partners, L.P. (the "Partnership") is a Delaware limited partnership that owns a 70% interest in Northern Border Pipeline Company ("Northern Border Pipeline"), a Texas general partnership that owns a 969-mile U.S. interstate pipeline system (the "Pipeline System") that transports natural gas from the Montana-Saskatchewan border near Port of Morgan, Montana, to interconnecting pipelines in Iowa. The Pipeline System has pipeline access to natural gas reserves in Alberta, British Columbia and Saskatchewan, as well as the Williston Basin in the United States. The Pipeline System also has access to production of synthetic gas from the Dakota Coal Gasification Plant in North Dakota.

     All the common units of the Partnership (the "Common Units") offered hereby are being offered by the Partnership (the "Offering"). See "Underwriting." The Common Units are traded on the New York Stock Exchange ("NYSE") under the symbol "NBP." On December 10, 1997, the last reported sales price for the Common Units as reported on the New York Stock Exchange Composite Transactions tape was $34.00 per Common Unit. The Partnership pays regular quarterly distributions to holders of the Common Units. See "Price Range of Common Units and Distributions."
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
       RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=============================================================================================================
                                                                 Underwriting
                                         Price to               Discounts and              Proceeds to
                                          Public                Commissions(1)            Partnership(2)
-------------------------------------------------------------------------------------------------------------

Per Common Unit................           $34.00                    $1.53                     $32.47
-------------------------------------------------------------------------------------------------------------
Total..........................        $93,500,000                $4,207,500               $89,292,500
-------------------------------------------------------------------------------------------------------------
Total Assuming Full Exercise of
  Over-Allotment Option(3).....        $107,525,000               $4,838,625               $102,686,375
=============================================================================================================

(1) See "Underwriting."
(2) Before deducting expenses estimated at $250,000, which are payable by the Partnership.
(3) Assuming exercise in full of the 30-day option granted by the Partnership to the Underwriters to purchase up to 412,500 additional Common Units, on the same terms, solely to cover over-allotments. See "Underwriting."
                            ------------------------
     The Common Units are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to their right to reject orders in whole or in part. It is expected that delivery of the Common Units will be made in New York City on or about December 16, 1997.
                            ------------------------

PAINEWEBBER INCORPORATED
                         A.G. EDWARDS & SONS, INC.
                                                   RAUSCHER PIERCE REFSNES, INC.
                            ------------------------
          THE DATE OF THIS PROSPECTUS SUPPLEMENT IS DECEMBER 10, 1997

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON UNITS, INCLUDING OVER-ALLOTMENT AND OTHER STABILIZING TRANSACTIONS. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF COMMON UNITS TO STABILIZE THEIR MARKET PRICE OR TO COVER SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                            ------------------------

            CERTAIN INFORMATION REGARDING FORWARD LOOKING STATEMENTS

     The statements in this Prospectus Supplement and the Prospectus (including the information incorporated by reference therein) that are not historical are forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward looking statements include the discussions in this Prospectus Supplement under "Recent Developments" and "Certain Considerations." Although the Partnership believes that its expectations regarding future events are based on reasonable assumptions within the bounds of its knowledge of its business, it can give no assurance that its goals will be achieved or that its expectations regarding future expansions and distribution increases will be realized. Important factors that could cause actual results to differ materially from those in the forward looking statements herein include political and regulatory developments that impact the Federal Energy Regulatory Commission (the "FERC") and state utility commission proceedings, the success of Northern Border Pipeline in sustaining its positions in such proceedings or the success of intervenors in opposing Northern Border Pipeline's positions, Northern Border Pipeline's success in negotiations or proceedings regarding access to rights-of-way, including rights-of-way on tribal lands and allotted lands, Northern Border Pipeline's timely completion and start of operations with no significant cost overruns for The Chicago Project (as described under "Recent Developments -- The Chicago Project"), competitive developments by Canadian and U.S. natural gas transmission companies, political and regulatory developments in Canada and conditions of the capital markets and equity markets during the periods covered by the forward looking statements.
                            ------------------------

     The Partnership will furnish to record holders of Common Units, within 120 days after the close of each calendar year, an annual report containing audited financial statements and a report thereon by its independent public accountants. The Partnership will also furnish each Unitholder with tax information within 90 days after the close of each taxable year of the Partnership.

     The information in this Prospectus Supplement is qualified in its entirety by the detailed information appearing in the accompanying Prospectus or incorporated therein by reference. Certain terms used but not defined herein have the meanings assigned to them in the accompanying Prospectus. Unless the context otherwise requires, all references herein to the Partnership with respect to the operation and ownership of the Partnership's assets are also references to Northern Border Pipeline.

                                THE PARTNERSHIP

     The Partnership, through a subsidiary limited partnership, Northern Border Intermediate Limited Partnership (collectively referred to herein as the "Partnership"), owns a 70% general partner interest in Northern Border Pipeline, a Texas general partnership. The remaining general partner interests in Northern Border Pipeline are owned by subsidiaries of TransCanada PipeLines Limited ("TransCanada"). Northern Border Pipeline owns a 969-mile U.S. interstate pipeline system that transports natural gas from the Montana-Saskatchewan border near Port of Morgan, Montana, to interconnecting pipelines in Iowa. The Pipeline System has pipeline access to natural gas reserves in Alberta, British Columbia and Saskatchewan, as well as the Williston Basin in the United States. The Pipeline System also has access to production of synthetic gas from the Dakota Coal Gasification Plant in North Dakota. See "Business" in the accompanying Prospectus.

     Northern Plains Natural Gas Company ("Northern Plains"), Pan Border Gas Company ("Pan Border") and Northwest Border Pipeline Company ("Northwest Border") serve as the general partners (the "General Partners") of the Partnership. Northern Plains is a wholly-owned subsidiary of Enron Corp., Pan Border is a wholly-owned subsidiary of Duke Energy Corporation, and Northwest Border is a wholly-owned subsidiary of The Williams Companies, Inc. The General Partners hold an aggregate 2% general partner interest in the Partnership. The General Partners also own in the aggregate an effective 24% subordinated limited partner interest ("Subordinated Units") in the Partnership. The combined general and limited partner interests in the Partnership of Northern Plains, Pan Border and Northwest Border are 13.0%, 8.5% and 4.5%, respectively. The Partnership is managed by a three member Partnership Policy Committee, with each General Partner having the right to elect one member.

     As of the date of this Prospectus Supplement and prior to the Offering made hereby, the Partnership had 19,905,357 Common Units and 6,420,000 Subordinated Units issued and outstanding.

     The Partnership's headquarters and executive offices are located at 1400 Smith Street, Houston, Texas 77002, and its telephone number is (713) 853-6161.

                              RECENT DEVELOPMENTS

THE CHICAGO PROJECT

     In August 1997, Northern Border Pipeline commenced construction of facilities ("The Chicago Project") to extend and expand its existing Pipeline System. The project includes extension of the Pipeline System from Harper, Iowa to near Chicago, Illinois and expansion of the Pipeline System's capacity. New transportation contracts entered into in connection with The Chicago Project provide for additional receipts into the Pipeline System of 700 million cubic feet of gas per day ("MMCFD"), with 648 MMCFD to be transported through the pipeline's extension into Illinois and 516 MMCFD to be delivered at Harper, Iowa for transport on another interstate pipeline. Northern Border Pipeline has substantially completed the design and engineering for the project and has acquired a substantial portion of the right-of-way. Northern Border Pipeline has commenced physical construction of several new compressor stations and the Mississippi River crossing, and it anticipates that construction will be completed and that The Chicago Project will be in service in the fourth quarter of 1998.

     The estimated cost to be incurred by Northern Border Pipeline in connection with The Chicago Project is $839 million. Funds required to meet The Chicago Project capital expenditures for 1997 and 1998 are expected to be provided primarily by a three-year revolving credit facility and internal sources of Northern Border Pipeline and capital contributions from the Partnership and the TransCanada subsidiaries. The

Partnership's capital contributions are expected to be approximately $200 million, which is 70% of the total capital contributions by the partners of Northern Border Pipeline. The Partnership's capital contributions are being funded initially through internal sources and through borrowings under a $175 million interim credit facility. The Partnership expects to use net proceeds from offerings of Common Units, including the Offering of Common Units by means of this Prospectus Supplement, to repay any borrowings under the interim credit facility and to fund the balance of the Partnership's capital contributions. See "Use of Proceeds."

INTENTION TO INCREASE PARTNERSHIP DISTRIBUTIONS

     The Partnership anticipates that The Chicago Project will result in increases in the Partnership's cash available for distribution to Unitholders. As a result, on November 19, 1997, the Partnership announced its intention to increase its quarterly cash distribution from $0.55 to $0.60 per Unit (from $2.20 to $2.40 per Unit on an annualized basis) by the fourth quarter of 1998. The Partnership intends to effect half of this increase with a $0.575 per Unit distribution for the fourth quarter of 1997, payable in February 1998. The second half of the increase will be dependent upon the Partnership's timely completion of The Chicago Project with no significant cost overruns. See "Certain Considerations -- Possible Delays and Cost Overruns on The Chicago Project."

OPEN SEASON

     On November 17, 1997, Northern Border Pipeline announced the commencement of a new open season during which prospective shippers are invited to submit requests for capacity on a possible further expansion of the Pipeline System after The Chicago Project is completed. If sufficient requests are submitted, a specific project may be proposed with a targeted in-service date of November 1, 2000. The results of this open season should be known by January 1998, unless it is further extended. It is within Northern Border Pipeline's discretion to determine the scope and design of the proposed project, and Northern Border Pipeline intends to limit the size of this project, if necessary, in order to maintain its competitive rates and a high level of contracted capacity. See "Certain Considerations -- Availability of Canadian Gas" in this Prospectus Supplement and "Business -- Demand for Transportation Capacity" in the accompanying Prospectus.

                             CERTAIN CONSIDERATIONS

FUTURE PROJECTS INCLUDED IN RATE BASE

     Northern Border Pipeline is generally allowed to collect from its customers a return on its unrecovered investment or "rate base," as well as recover that rate base primarily through depreciation and amortization. The amount that Northern Border Pipeline may collect from customers generally declines as the rate base is recovered. In order to avoid a decline in the level of cash available for distribution by Northern Border Pipeline to its partners (and, consequently, cash available for distribution by the Partnership to Unitholders) based on its current FERC-approved tariff, Northern Border Pipeline must maintain or increase its rate base by acquiring or constructing assets that replace or add to existing pipeline facilities or by adding new facilities that expand the capacity of the Pipeline System or extend the Pipeline System to reach new delivery points. The ability of Northern Border Pipeline to complete such replacements or additions is subject to numerous business, economic, regulatory, competitive and political uncertainties beyond its control, and there is no assurance that such replacements or additions will be completed.

DEPENDENCE ON TRANSPORTATION CONTRACTS

     The firm transportation contracts with respect to the existing Pipeline System and the contracts for The Chicago Project are ship-or-pay contracts, which generally require the shippers to pay regardless of whether they transport gas. Based upon existing contracts (including contracts for The Chicago Project) and the expanded Pipeline System's projected capacity, 100% of the firm capacity is contractually committed through October 2001. Contracts for approximately 33% of the expanded capacity of the Pipeline System will expire in

October 2001. No assurance can be given that Northern Border Pipeline will be able to renew these contracts or obtain replacement contracts.

     In conjunction with the settlement of a rate issue on an upstream pipeline, Northern Border Pipeline's largest shipper, Pan-Alberta Gas (U.S.) Inc. ("PAGUS"), has indicated its intent to enter into a two year extension of its transportation contracts with Northern Border Pipeline covering 741 MMCFD of capacity (28% of the expanded capacity of the Pipeline System). If these contract extensions are implemented, the term of the contracts would be extended to October 31, 2003. No assurance can be given that the contracts will be extended. NOVA Corp. recently announced its intention to sell the parent company of PAGUS, and the Partnership cannot predict the impact, if any, of such sale on the outcome of the possible contract extensions.

FERC REGULATION

     Northern Border Pipeline is subject to extensive regulation by the FERC. The FERC's regulatory authority extends to such matters as Northern Border Pipeline's cost of service tariff, its rate of return on equity and its acquisition, construction and disposition of assets. No assurance can be given that the FERC will continue to permit Northern Border Pipeline to continue to use its form of tariff. Northern Border Pipeline expects to file its next general rate case by May 1999.

AVAILABILITY OF CANADIAN GAS

     The long-term financial condition of the Partnership will be a function of the continued availability of Canadian gas for import into the United States. The willingness of Canadian producers and marketers to export natural gas to the United States is to some extent dependent upon relative prices for natural gas in U.S. and Canadian markets. The Partnership believes that substantial additional gas reserves remain to be discovered, developed and produced in Western Canada. No assurance can be given as to the timing of discovery or development of additional gas reserves or their availability to or interconnection with the Pipeline System. In addition, two pipeline projects have been proposed which, if authorized, funded and constructed, would compete with Northern Border Pipeline for the Western Canadian gas supply. See
"Business -- Demand for Transportation Capacity" in the accompanying Prospectus.

POSSIBLE DELAYS AND COST OVERRUNS ON THE CHICAGO PROJECT

     While the Partnership expects that Northern Border Pipeline will complete The Chicago Project in the fourth quarter of 1998, certain events and conditions could delay completion. These include possible delays in condemnation proceedings initiated to obtain necessary rights-of-way and delays due to inclement weather or other problems in completing the physical construction of the pipeline facilities. While the cost estimate for The Chicago Project includes allowances for contingencies, cost overruns could occur due to unexpected factors such as construction delays and higher than expected construction bids. Such delays or cost overruns may adversely affect the timing of, or the Partnership's willingness to make, the second half of the increase in cash distributions on Common Units (from $0.575 to $0.60 per Unit, or from $2.30 to $2.40 per Unit on an annualized basis). See "Recent Developments -- Intention to Increase Partnership Distributions."

RATIO OF TAXABLE INCOME TO DISTRIBUTIONS

     The Partnership estimates that a purchaser of Common Units pursuant to this Offering who holds such Common Units through the record date for the last quarter of 2002 will be allocated an amount of federal taxable income for the period 1998 through 2002 that will be less than 10% of the amount of cash distributed to such Unitholder with respect to that period. The foregoing is based on certain assumptions regarding revenues, capital expenditures, anticipated cash distributions, amounts expended for The Chicago Project and other factors. Although the Partnership believes that this estimate is reasonable, it is subject to uncertainties beyond the Partnership's control, and there can be no assurance that this estimate will prove to be correct. No taxable income for 1997 will be allocated to purchasers of Common Units in this Offering.

                                USE OF PROCEEDS

     The net proceeds to be received by the Partnership from the sale of the Common Units in this Offering will be used to fund a portion of the Partnership's capital contributions to Northern Border Pipeline to fund construction costs and other expenses relating to The Chicago Project.

                 PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS

     The following table sets forth the last reported high and low sales prices per Common Unit and the distributions paid thereon by the Partnership with respect to the calendar quarters indicated below:

                                                                          DISTRIBUTIONS PER
                                                                               COMMON
                                                      HIGH        LOW          UNIT(1)
                                                     -------    -------   -----------------
1995
First Quarter......................................  $24.125    $20.875         $0.55
Second Quarter.....................................   25.625     21.875          0.55
Third Quarter......................................   25.500     24.000          0.55
Fourth Quarter.....................................   25.250     23.250          0.55

1996
First Quarter......................................   25.875     23.500          0.55
Second Quarter.....................................   24.875     22.875          0.55
Third Quarter......................................   26.125     23.875          0.55
Fourth Quarter.....................................   27.375     25.500          0.55

1997
First Quarter......................................   29.125     26.125          0.55
Second Quarter.....................................   29.375     26.875          0.55
Third Quarter......................................   33.250     28.500          0.55
Fourth Quarter (through December 10, 1997).........   35.000     32.063           (2)

---------------

(1) For all of the indicated periods for which distributions have been made, an identical per unit cash distribution was paid in respect of Subordinated Units.

(2) Payable in February 1998. On November 19, 1997, the Partnership announced its intention to increase its quarterly cash distribution from $0.55 to $0.60 per Unit (from $2.20 to $2.40 per Unit on an annualized basis) by the fourth quarter 1998. The Partnership intends to effect half of this increase with a $0.575 per Unit distribution for the fourth quarter 1997. See "Recent Developments -- Intention to Increase Partnership Distributions."

     On December 10, 1997, the last reported sales price for the Common Units as reported on the New York Stock Exchange Composite Transactions tape was $34.00 per Common Unit. As of November 26, 1997, there were approximately 1,750 record holders of the Common Units and approximately 33,500 beneficial owners of the Common Units, including Common Units held in street name.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement (the "Underwriting Agreement") between the Partnership and PaineWebber Incorporated, A.G. Edwards & Sons, Inc. and Rauscher Pierce Refsnes, Inc. (the "Underwriters"), the Underwriters have agreed to purchase from the Partnership, and the Partnership has agreed to sell to the Underwriters, the number of Common Units set forth below opposite their respective names.

                                                                 NUMBER OF
                        UNDERWRITER                            COMMON UNITS
                        -----------                           ---------------
PaineWebber Incorporated....................................       916,700
A.G. Edwards & Sons, Inc....................................       916,650
Rauscher Pierce Refsnes, Inc................................       916,650
                                                                 ---------
          Total.............................................     2,750,000
                                                                 =========

     The Underwriting Agreement provides that the obligation of the Underwriters to purchase the Common Units is subject to certain conditions. The Underwriters are committed to purchase all of the Common Units offered hereby if any of such Common Units are purchased.

     The Partnership has been advised by the Underwriters that the Underwriters propose to offer the Common Units in part to the public at the Price to Public set forth on the cover page of this Prospectus Supplement, and in part to certain securities dealers (who may include the Underwriters) at such price less a concession not in excess of $0.90 per Common Unit; and that the Underwriters and such dealers may reallow a discount not in excess of $0.10 per Common Unit to other dealers, including the Underwriters.

     The Partnership has granted to the Underwriters an option, exercisable for 30 days after the date of this Prospectus Supplement, to purchase up to 412,500 additional Common Units to cover over-allotments, if any, at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this Prospectus Supplement. If the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof that the number of Common Units to be purchased by it shown in the foregoing table bears to the total Common Units initially offered hereby.

     The Partnership has agreed, with limited exceptions, not to directly or indirectly offer to sell, contract to sell, grant any option to sell, or otherwise dispose of any Common Units, or securities currently exercisable or exchangeable for Common Units or rights to purchase or acquire Common Units, for a period of 90 days after the date of this Prospectus Supplement without the prior written consent of the Underwriters.

     The Partnership has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the Underwriters may be required to make in respect thereof.

     Because the National Association of Securities Dealers, Inc. ("NASD") views the Common Units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD's Conduct Rules. Investor suitability of the Common Units should be judged similarly to the suitability of other securities which are listed for trading on a national securities exchange. The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority without the prior written approval of the transaction by the customer.

     In order to facilitate the offering of the Common Units, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Units. Specifically, the Underwriters may over-allot in connection with such offering, creating short positions in the Common Units for their own accounts. In addition, to cover over-allotments or to stabilize the price of the Common Units, the Underwriters may bid for, and purchase, Common Units in the open market. Finally, the Underwriters may reclaim selling concessions allowed to a dealer for distributing the Common Units, if the Underwriters repurchase previously distributed Common Units in transactions to cover their short positions, in stabilization or otherwise. Any of these activities may stabilize or maintain the market price of the Common Units above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

                                 LEGAL MATTERS

     The validity of the Common Units offered hereby will be passed upon for the Partnership by Vinson & Elkins L.L.P., Houston, Texas, and for the Underwriters by Andrews & Kurth L.L.P., Houston, Texas.

PROSPECTUS

                         NORTHERN BORDER PARTNERS, L.P.

                                  COMMON UNITS
                     REPRESENTING LIMITED PARTNER INTERESTS

                            ------------------------

     This Prospectus relates to Common Units representing limited partner interests in Northern Border Partners, L.P., a Delaware limited partnership (the "Partnership"), which may be offered from time to time by the Partnership at prices and on terms to be determined at the time of each offering hereunder and to be set forth in a supplement to this Prospectus (a "Prospectus Supplement").

     The Common Units may be offered through underwriters, brokers or dealers, or directly to investors at a fixed price or prices, which may be changed from time to time, at market prices prevailing at the time of such sale, at prices related to such market prices or at negotiated prices, and in connection therewith distributors' or sellers' commissions may be paid or allowed, which will not exceed those customary in the types of transactions involved. Brokers or dealers may act as agent for the Partnership, or may purchase Common Units from the Partnership as principal and thereafter resell such units from time to time in or through transactions or distributions (which may involve crosses and block transactions) on the New York Stock Exchange or other United States or foreign stock exchanges where unlisted trading privileges are available, in the over-the-counter market, in private transactions or in some combination of the foregoing.

     The Partnership will receive the net proceeds of any such sale which will be set forth in the Prospectus Supplement. See "Plan of Distribution."

     The Partnership's Common Units are listed on the New York Stock Exchange under the symbol "NBP". On December 1, 1997, the last reported sales price of the Common Units on the New York Stock Exchange was $34.375 per Common Unit.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                    ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                THE DATE OF THIS PROSPECTUS IS DECEMBER 5, 1997.

     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN, OR INCORPORATED BY REFERENCE IN, THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE PARTNERSHIP. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE PARTNERSHIP SINCE SUCH DATE.

                             AVAILABLE INFORMATION

     The Partnership is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the following Regional Offices of the Commission: Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates or from the site maintained by the Commission on the Internet World Wide Web at http://www.sec.gov. The Partnership's Common Units are listed on the New York Stock Exchange, and reports, proxy statements and other information concerning the Partnership can be inspected and copied at the offices of such exchange at 20 Broad Street, New York, New York 10005.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed by the Partnership with the Commission under the Securities Act of 1933 (the "Securities Act") with respect to the Common Units offered hereby. This Prospectus does not contain all of the information set forth in such Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to such Registration Statement and to the exhibits relating thereto for further information with respect to the Partnership and the Common Units offered hereby. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission or incorporated by reference herein are not necessarily complete, and in each instance reference is made to the copy of such document so filed for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

     IN CONNECTION WITH THIS OFFERING, UNDERWRITERS, BROKERS OR DEALERS PARTICIPATING IN THE OFFERING MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON UNITS AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission by the Partnership (File No. 1-12202) pursuant to Section 13(a) of the Exchange Act are incorporated herein by reference as of their respective dates:

          (a) Annual Report on Form 10-K for the year ended December 31, 1996;
     and

          (b) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997, and September 30, 1997.

     Each document filed by the Partnership pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Units pursuant hereto shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such document. Any statement contained herein or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Partnership will provide without charge to each person to whom a copy of this Prospectus is delivered, on the request of any such person, a copy of any or all of the foregoing documents incorporated herein by reference other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Written or telephone requests for such copies should be directed to Secretary Division, Northern Border Partners, L.P., at its principal executive offices, 1400 Smith Street, Houston, Texas 77002 (telephone: 713-853-6161).

                INFORMATION REGARDING FORWARD LOOKING STATEMENTS

     The statements in this Prospectus that are not historical are forward looking statements within the meaning of Section 27A of the Securities Act and
Section 21E of the Exchange Act. Such forward looking statements include the discussions in "The Chicago Project", "Demand For Transportation Capacity" and "Description of Units". Although the Partnership believes that its expectations regarding future events are based on reasonable assumptions within the bounds of its knowledge of its business, it can give no assurance that its goals will be achieved or that its expectations regarding future expansions and distribution increases will be realized. Important factors that could cause actual results to differ materially from those in the forward looking statements herein include political and regulatory developments that impact the Federal Energy Regulatory Commission (the "FERC") and state utility commission proceedings, success of Northern Border Pipeline Company ("Northern Border Pipeline") in sustaining its positions in such proceedings or the success of intervenors in opposing Northern Border Pipeline's positions, Northern Border Pipeline's timely completion and start of operations with no significant cost overruns for The Chicago Project, competitive developments by Canadian and other U.S. natural gas transmission companies, political and regulatory developments in Canada and conditions of the capital markets and equity markets during the periods covered by the forward looking statements.

                                    BUSINESS

GENERAL

     Northern Border Partners, L.P. through a subsidiary limited partnership, Northern Border Intermediate Limited Partnership, collectively referred to herein as "Partnership", owns a 70% general partner interest in Northern Border Pipeline, a Texas general partnership. The remaining general partner interests in Northern Border Pipeline are owned by TransCanada Border PipeLine Ltd. (6%) and TransCan Northern Ltd. (24%), both of which are wholly-owned subsidiaries of TransCanada PipeLines Limited ("TransCanada"). Northern Plains Natural Gas Company ("Northern Plains"), Pan Border Gas Company ("Pan Border") and Northwest Border Pipeline Company ("Northwest Border") serve as the general partners (the "General Partners") of the Partnership. Northern Plains is a wholly-owned subsidiary of Enron Corp., Pan Border is a wholly-owned subsidiary of Duke Energy Corporation, and Northwest Border is a wholly-owned subsidiary of The Williams Companies, Inc. The General Partners hold an aggregate 2% general partner interest in the Partnership. The General Partners also own in the aggregate an effective 24% subordinated limited partner interest ("Subordinated Units") in the Partnership. The combined general and limited partner interests in the Partnership of Northern Plains, Pan Border and Northwest Border are 13.0%, 8.5% and 4.5%, respectively.

     Northern Border Pipeline owns a 969-mile U.S. interstate pipeline system (the "Pipeline System") that transports natural gas from the Montana-Saskatchewan border near Port of Morgan, Montana, to interconnecting pipelines in the state of Iowa. The Pipeline System has pipeline access to natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan, as well as the Williston Basin in the United States. The Pipeline System also has access to production of synthetic gas from the Dakota Gasification Plant in North Dakota.

     Management of Northern Border Pipeline is overseen by the Northern Border Management Committee, which is comprised of three representatives from the Partnership (one selected by each General Partner) and one representative from the TransCanada subsidiaries. The Pipeline System is operated by Northern Plains pursuant to an operating agreement. Northern Plains employs approximately 185 individuals. These employees are located at the operating headquarters in Omaha, Nebraska, and at locations along the pipeline route.

     Northern Border Pipeline's revenues are derived from agreements for the receipt and delivery of gas at points along the Pipeline System as specified in each shipper's individual transportation contract. Northern Border Pipeline transports gas for shippers under a tariff regulated by the FERC.

     As a result of acquisitions during 1996 and 1997, the Partnership has an ownership position of 71.75% in Black Mesa Holdings, Inc. Black Mesa Holdings, Inc., through its wholly-owned subsidiary, Black Mesa Pipeline Company, owns a 273-mile, 18-inch diameter coal slurry pipeline which originates at a coal mine in Kayenta, Arizona. The pipeline traverses westward through northern Arizona to the 1,500 megawatt Mohave Power Station located in Laughlin, Nevada. The pipeline is operated by Williams Technologies, Inc., a wholly-owned subsidiary of the Partnership, that was acquired in May 1997.

     Following is a chart showing the organization and structure of the Partnership and its interest in Northern Border Pipeline.

             NORTHERN BORDER PARTNERS, L.P. ORGANIZATION STRUCTURE

                                    GRAPHIC

THE PIPELINE SYSTEM

     The 822-mile portion of the Pipeline System from the Canadian border to Ventura, Iowa was completed and placed in service in 1982. It was built to transport large quantities of natural gas through large diameter, high operating pressure pipe. In 1992, a 30-inch diameter pipeline, approximately 147 miles in length, was acquired and placed in service. This pipeline interconnects with the original system near Ventura, Iowa and terminates near Harper, Iowa where it interconnects with the facilities of Natural Gas Pipeline Company of America ("NGPL"). There are seven existing compressor stations on the Pipeline System. Other facilities include three pipeline field offices and warehouses, five measurement stations and 39 microwave tower sites. The throughput capacity of the Pipeline System is 1,675 million cubic feet per day ("MMCFD").

     At its northern end, the Pipeline System is connected to the Foothills Pipe Lines (Sask.) Ltd. system in Canada, which in turn is connected to the pipeline systems of NOVA Gas Transmission Ltd. in Alberta and of Transgas Limited in Saskatchewan. The Pipeline System also connects with the facilities of Williston Basin Interstate Pipeline at Glen Ullin and Buford, North Dakota, facilities of Amerada Hess Corporation at Watford City, North Dakota and facilities of Dakota Gasification Company at Hebron, North Dakota in the northern portion of the system. The Pipeline System interconnects at multiple points with the pipeline facilities of an Enron subsidiary, Northern Natural Gas Company. At its southern end, the Pipeline System interconnects with the pipeline facilities of NGPL near Harper, Iowa.

THE CHICAGO PROJECT

     Northern Border Pipeline has commenced construction pursuant to a certificate of public convenience and necessity issued by the FERC on August 1, 1997 authorizing the construction and operation of facilities ("The Chicago Project") to extend and expand its existing system. The estimated cost of the facilities to be constructed is approximately $839 million. New transportation contracts provide for receipts into the Pipeline System of 700 MMCFD with 648 MMCFD to be transported through the pipeline extension and 516 MMCFD to be delivered at Harper, Iowa for transport by NGPL on its pipeline. Requests for rehearing of the August 1, 1997 order were filed by five parties requesting the FERC to reconsider the determination of how the rates and charges for the extension of the pipeline from Harper, Iowa to Chicago, Illinois will be calculated and the determination of certain locations of the pipeline route. On November 17, 1997, the FERC issued an order which denied all rehearing requests. A petition, filed by NGPL, for review of the August order is pending in the United States Court of Appeals for the District of Columbia. Any petitions for judicial review of the November 17, 1997 order must be filed within 60 days of the date of the order.

     NGPL received a companion certificate of public convenience and necessity from the FERC on August 1, 1997 to construct and operate certain facilities to increase its pipeline system capacity to accommodate the new deliveries at Harper, Iowa from Northern Border Pipeline.

     Funds required to meet The Chicago Project capital expenditures for 1997 and 1998 are expected to be provided primarily by a $750 million revolving credit facility of Northern Border Pipeline, capital contributions from the Partnership and the TransCanada subsidiaries and internal sources. The Partnership capital contributions will be funded through an interim credit facility of $175 million and proceeds of offerings pursuant to the registration statement of which this prospectus is a part.

DEMAND FOR TRANSPORTATION CAPACITY

     Based upon existing contracts and capacity, 100% of the Pipeline System's firm capacity (at current compression) is contractually committed through October 2001. In conjunction with a settlement of a rate issue on an upstream pipeline, Northern Border Pipeline's largest shipper, Pan-Alberta Gas (U.S.) Inc., has indicated its intent to enter into a two year extension of its transportation contracts covering 741 MMCFD of capacity. If these contract extensions are implemented, the term of the contracts would be extended to October 31, 2003. At the present time, 6% of the firm capacity (based on annual cost of service obligations) is contracted by interstate pipelines, 91% by producers/marketers, and 3% by local distribution companies.

     In 1996, approximately 87% of the natural gas transported by the Pipeline System was produced in the Western Canadian Sedimentary Basin located in the provinces of Alberta, British Columbia and Saskatchewan. The Pipeline System's share of Canadian gas exported to the United States was approximately 20% in 1996.

     On November 17, 1997 Northern Border Pipeline announced to its customers the commencement of an open season during which customers may submit requests for capacity on a new expansion of the Pipeline System. If sufficient requests are submitted, a specific project may be proposed with a targeted in-service date of November 1, 2000. The results of this open season should be known at the end of January 1998, unless the open season is further extended. It is within Northern Border Pipeline's discretion to determine the scope of and to design the proposed project and Northern Border Pipeline intends to limit the size of this project, if necessary, in order to maintain its competitive rates and a high level of contracted capacity.

     Currently two potentially competitive natural gas pipeline projects are pending regulatory approval, financing and construction. If either or both of these projects were to be authorized, financed and constructed they would directly compete with Northern Border Pipeline in the transportation of natural gas from the Western Canadian Sedimentary Basin to markets in the United States. The first proposed project, known as the Alliance Pipeline, received preliminary, non-environmental approval from the FERC in August 1997. The FERC determination was subject to final environmental analysis and approval and the receipt by Alliance Pipeline of regulatory approval from the National Energy Board of Canada (the "NEB"). Requests for rehearing of the FERC's preliminary order are currently pending before the FERC. Regulatory proceedings before the NEB have commenced; however a decision from the NEB is not expected before the second quarter of 1998. Environmental analysis of the Alliance Pipeline is ongoing at the FERC and will likely be completed in 1998. The second competitive proposal is known as Transvoyageur-Viking-Voyageur project. The application for this project was filed at the FERC in November 1997. Project sponsors have indicated that the application for the Canadian segment of this project is expected to be filed with the NEB in 1998. Both Alliance Pipeline and the Transvoyageur-Viking-Voyageur project proposed to originate their respective pipelines in western Canada and terminate in the vicinity of Chicago, Illinois. Either of these projects could be in-service by the year 2000 if timely regulatory approvals are received and if other conditions are satisfied.

FERC REGULATION

  General

     Northern Border Pipeline is subject to extensive regulation by the FERC as a "natural gas company" under the Natural Gas Act (the "NGA"). Under the NGA and the Natural Gas Policy Act, the FERC has jurisdiction over Northern Border Pipeline with respect to virtually all aspects of its business, including transportation of gas, rates and charges, construction of new facilities, extension or abandonment of service and facilities, accounts and records, depreciation and amortization policies, the acquisition and disposition of facilities, the initiation and discontinuation of services, and certain other matters.

  Cost of Service Tariff

     Northern Border Pipeline's firm transportation shippers contract to pay for an allocable share of the cost of service associated with the Pipeline System's capacity. During any given month, all such shippers pay a uniform charge per dekatherm-mile of capacity contracted, calculated under a cost of service tariff. Similarly during any given month, the shippers' obligations to pay their allocable share of the cost of service is not dependent upon the percentage of available capacity actually used. Northern Border Pipeline may not charge or collect more than its cost of service determined pursuant to its tariff on file with the FERC.

     Northern Border Pipeline also provides interruptible transportation service. The maximum rate charged to interruptible shippers is calculated from cost of service estimates on the basis of contracted capacity. All revenue from the interruptible transportation service is credited to the cost of service.

     In November 1995, Northern Border Pipeline filed a rate case in compliance with its FERC tariff for the determination of its allowed equity rate of return. In this proceeding, Northern Border Pipeline reached a settlement accord with shippers holding in excess of 90% of the aggregate contracted firm capacity as of October 15, 1996 (the "Shippers") and filed for FERC approval of a Stipulation and Agreement ("Stipulation") to settle its rate case. The Stipulation was approved by the FERC in August 1997. The Stipulation allows Northern Border Pipeline to retain its 12.75% equity rate of return through September 30, 1996, and a 12% rate beginning October 1, 1996. In addition, the depreciation rates applied to Northern Border Pipeline's gross transmission plant were reduced effective June 1, 1996, from 3.6% to 2.7%. Beginning January 1, 1997, the depreciation rate is reduced to 2.5%. Under the Stipulation, the Shippers agreed that for at least seven years following the completion of The Chicago Project, Northern Border Pipeline may continue to calculate its allowance for income taxes as a part of its cost of service in the manner it has historically used. Also, under the Stipulation, in connection with the completion of The Chicago Project, Northern Border Pipeline will implement a new depreciation schedule with an extended depreciable life, a capital project cost containment mechanism and a $31 million settlement adjustment mechanism. The settlement adjustment mechanism would effectively reduce the allowed return on rate base. In October 1997, Northern Border Pipeline made refunds to its shippers in the amount of $52.6 million reflected as an accumulated provision for rate refund in the September 30, 1997 consolidated balance sheet drawing on an existing $750 million revolving credit facility and utilizing cash on hand.

                                USE OF PROCEEDS

     Unless otherwise indicated in an accompanying Prospectus Supplement, the net proceeds to be received by the Partnership from the sale of the Common Units will be available for capital contribution to Northern Border Pipeline by the Partnership for The Chicago Project and for general business purposes and may be used for repayment of debt, future acquisitions, capital expenditures and working capital.

                            DESCRIPTION OF THE UNITS

     Generally, the Common Units and the Subordinated Units represent limited partner interests in the Partnership, which entitle the holders thereof to participate in Partnership distributions and exercise the rights or privileges available to limited partners under the Amended and Restated Partnership Agreement of the Partnership. The Subordinated Units are a separate class of interests in the Partnership, and their rights to participate in distributions differ from those rights of the holders of Common Units.

     The primary objective of the Partnership is to generate cash from Partnership operations and to distribute Available Cash to its partners in the manner described herein. "Available Cash" generally means, with respect to any calendar quarter, the sum of all of the cash received by the Partnership from all sources, adjusted for cash disbursements and net changes to cash reserves.

     The Partnership Policy Committee's decisions regarding amounts to be placed in or released from cash reserves will have a direct impact on the amount of Available Cash because increases and decreases in cash reserves are taken into account in computing Available Cash. The Partnership Policy Committee may, in its reasonable discretion (subject to certain limits), determine the amounts to be placed in or released from cash reserves each quarter.

     Cash distributions will be characterized as either distributions of Cash from Operations or Cash from Interim Capital Transactions. This distinction affects the amounts distributed to Unitholders relative to the General Partners, and under certain circumstances it determines whether holders of Subordinated Units receive any distributions.

     Cash from Operations generally refers to the cash balance of the Partnership on the date the Partnership commenced operations, plus all cash generated by the operations of the Partnership's businesses (which consists primarily of cash distributions to the Partnership by Northern Border Pipeline attributable to operations of the Pipeline System), after deducting related cash expenditures, cash reserves, debt service and certain other items.

     For any given quarter, Available Cash will be distributed to the General Partners and to the holders of Common Units, and it may also be distributed to the holders of Subordinated Units depending upon the amount of Available Cash for the quarter, amounts distributed in prior quarters and other factors discussed below.

     The Partnership will make distributions to its partners with respect to each calendar quarter prior to liquidation of the Partnership in an amount equal to 100% of its Available Cash for such quarter. The distribution of Available Cash that constitutes Cash from Operations with respect to each calendar quarter during the Subordination Period is subject to the rights of the holders of the Common Units to receive the Minimum Quarterly Distribution ($0.55 per Unit), plus any Common Unit Arrearages, prior to any distribution of Available Cash to holders of Subordinated Units with respect to such quarter. The terms "Subordination Period" and "Common Unit Arrearages" are defined in the Amended and Restated Agreement of Limited Partnership. Common Units will not accrue Common Unit Arrearages for any quarter after the Subordination Period, and Subordinated Units will not accrue any arrearages with respect to distributions for any quarter.

     On November 19 ,1997, the Partnership announced its intention to increase its quarterly cash distribution by $0.05 per Unit by the fourth quarter 1998, with half of this increase effected with the fourth quarter, 1997 distribution payable in February 1998. The Partnership anticipates the increase will result from the effects of The Chicago Project and will be dependent upon its timely completion with no significant cost overruns. The indicated annual rate would increase from $2.20 to $2.40.

     The Subordination Period extends from October 1, 1993 until the Conversion Date. The "Conversion Date" is the date on which the first of any one of the following occurs:

        the first day of any calendar quarter that occurs on or after January 1, 1999 and prior to January 1, 2004 and on which both of the following tests are met: (i) cumulative capital expenditures by the Partnership (directly or through its 70% interest in Northern Border Pipeline) subsequent to October 1, 1993 and prior to such day equal or exceed $248 million, and (ii) the Partnership has distributed the Minimum Quarterly Distribution on all Common Units and Subordinated Units for each of the eight consecutive calendar quarters immediately prior to such day;

        the first day of any calendar quarter that occurs on or after January 1, 2004 and on which the following tests are met: (i) cumulative capital expenditures by the Partnership (directly or through its 70% interest in Northern Border Pipeline) subsequent to October 1, 1993 and prior to such day equal or exceed $248 million and (ii) there are no Common Unit Arrearages; and

        the first day of any calendar quarter that occurs on or after January 1, 2004 and on which the following test is met: the Partnership has distributed the Minimum Quarterly Distribution on all

        Common Units and Subordinated Units for each of the 20 consecutive calendar quarters immediately prior to such day.

     In addition, the Partnership Agreement contains provisions intended to discourage a person or group from attempting to remove the General Partners as general partners of the Partnership or otherwise change management of the Partnership. Among them is a provision that if a General Partner is removed other than for cause the Subordination Period will end.

     As of the end of the Subordination Period, each Subordinated Unit will convert into a Common Unit and will participate pro rata with other outstanding Common Units in all cash distributions on Common Units.

     The transfer agent and registrar for the Common Units is First Chicago Trust Company of New York.

                               TAX CONSIDERATIONS

     This section is a summary of certain federal income tax considerations that may be relevant to prospective Unitholders and, to the extent set forth below under "Tax Considerations -- Legal Opinions and Advice," represents the opinion of Vinson & Elkins L.L.P., counsel to the Partnership ("Counsel"), insofar as it relates to matters of law and legal conclusions. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended ("Code"), existing and proposed regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Subsequent changes may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to "Partnership" are references to both the Partnership and the Northern Border Intermediate Limited Partnership (The "Intermediate Partnership").

     No attempt has been made in the following discussion to comment on all federal income tax matters affecting the Partnership or the Unitholders. Moreover, the discussion focuses on Unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts or non-resident aliens. Accordingly, each prospective Unitholder should consult, and should depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences of the purchase, ownership or disposition of Common Units.

LEGAL OPINIONS AND ADVICE

     Counsel has expressed its opinion that, based on the representations and subject to the qualifications set forth in the detailed discussion that follows, for federal income tax purposes (i) the Partnership (including the Intermediate Partnership) and Northern Border Pipeline each will be treated as a partnership, and (ii) owners of Common Units (with certain exceptions, as described in "Limited Partner Status" below) will be treated as partners of the Partnership (but not the Intermediate Partnership). In addition, all statements as to matters of law and legal conclusions contained in this section, unless otherwise noted, reflect the opinion of Counsel. Counsel has also advised the Partnership that, based on current law, the following general description of the principal federal income tax consequences that should arise from the purchase, ownership and disposition of Common Units, insofar as it relates to matters of law and legal conclusions, addresses all material tax consequences to Unitholders who are individual citizens or residents of the United States.

     No ruling has been requested from the Internal Revenue Service (the "IRS") with respect to the foregoing issues or any other matter affecting the Partnership or the Unitholders. An opinion of counsel represents only such counsel's best legal judgment and does not bind the IRS or the courts. Thus, no assurance can be provided that the opinions and statements set forth herein would be sustained by a court if contested by the IRS. The costs of any contest with the IRS will be borne directly or indirectly by the Unitholders and the General Partners. Furthermore, no assurance can be given that the treatment of the Partnership or an investment therein will not be significantly modified by future legislative or administrative changes or court decisions. Any such modification may or may not be retroactively applied.

RECENT TAX LEGISLATION

     Congress recently enacted, and the President signed into law on August 5, 1997, the Taxpayer Relief Act of 1997 (the "TRA of 1997"). The new legislation contains several provisions which have an impact on the Partnership and its Partners. The TRA of 1997 generally reduces the maximum capital gains rate for an individual from 28% to 20% for capital assets held at least eighteen months. In addition, the TRA of 1997 would alter the tax reporting system and the deficiency collection system applicable to large partnerships and would make certain additional changes to the treatment of large partnerships, such as the Partnership. These provisions are intended to simplify the administration of the tax rules governing such entities. The application of some of these new provisions are optional and the Partnership Policy Committee has not determined whether the Partnership will elect to have these provisions apply to the Partnership and its Partners.

PARTNERSHIP STATUS

     A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner is required to take into account his allocable share of items of income, gain, loss, deduction and credit of the Partnership in computing his federal income tax liability, regardless of whether cash distributions are made. Distributions by a partnership to a partner are generally not taxable unless the amount of any cash distributed is in excess of the partner's adjusted basis in his partnership interest.

     Pursuant to Treasury Regulations 301.7701-1, 301.7702-1 and 301.7701-3, effective January 1, 1997 (the "Check-the-Box Regulations"), an entity in existence on January 1, 1997, will generally retain its current classification for federal income tax purposes. As of January 1, 1997, the Partnership and Northern Border Pipeline were each classified and taxed as a partnership. Pursuant to the Check-the-Box Regulations this prior classification will be respected for all periods prior to January 1, 1997, if (1) the entity had a reasonable basis for the claimed classification; (2) the entity recognized the federal tax consequences of any change in classification within five years prior to January 1, 1997; and (3) the entity was not notified prior to May 8, 1996, that the entity classification was under examination. Based on these regulations and the applicable federal income tax law, Counsel has opined that the Partnership and Northern Border Pipeline each have been and will be classified as a partnership for federal income tax purposes.

     In rendering its opinion, Counsel has relied on certain factual representations and covenants made by the Partnership and the General Partners, including:

          (a) Neither the Partnership nor Northern Border Pipeline will elect to be treated as an association taxable as a corporation;

          (b) A representation and covenant of the Partnership that, the Partnership has been and will be operated in accordance with all applicable partnership statutes and the Partnership Agreement and in the manner described herein;

          (c) A representation and covenant of the Partnership that, except as otherwise required by Section 704 of the Code and regulations promulgated thereunder, the General Partners have had and will have, in the aggregate, an interest in each material item of income, gain, loss, deduction or credit of the Partnership and the Intermediate Partnership equal to at least 1% at all times during the existence of the Partnership and the Intermediate Partnership;

          (d) A representation and covenant of the General Partners that the General Partners have and will maintain, in the aggregate, a minimum capital account balance in the Partnership and in the Intermediate Partnership equal to 1% of the total positive capital account balances of the Partnership and the Intermediate Partnership;

          (e) A representation and covenant of the Partnership that, for each taxable year, less than 10% of the gross income of the Partnership has been and will be derived from sources other than (i) the exploration, development, production, processing, refining, transportation or marketing of any mineral or natural resource, including oil, gas or products thereof and naturally occurring carbon dioxide or (ii) other items of "qualifying income" within the meaning of Section 7704(d) of the Code; and

          (f) A representation and covenant of the Partnership that Northern Border Pipeline is organized and will be operated in accordance with the Texas Uniform Partnership Act and the Northern Border Pipeline Partnership Agreement.

     Counsel's opinion as to the partnership classification of the Partnership in the event of a change in the general partners is based upon the assumption that the new general partners will satisfy the foregoing representations and covenants.

     Section 7704 of the Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception (the "Natural Resource Exception") exists with respect to publicly-traded partnerships 90% or more of the gross income of which for every taxable year consists of "qualifying income." "Qualifying income" includes income and gains derived from the transportation of natural gas and coal. Other types of "qualifying income" include interest, dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes "qualifying income." The Partnership has represented that in excess of 90% of its gross income has been and will be derived from fees and charges for transporting (through the Pipeline System) natural gas. Based upon that representation, Counsel is of the opinion that the Partnership's gross income derived from these sources constitutes "qualifying income."

     If the Partnership fails to meet the Natural Resource Exception (other than a failure determined by the IRS to be inadvertent which is cured within a reasonable time after discovery), the Partnership will be treated as if it had transferred all of its assets (subject to liabilities) to a newly-formed corporation (on the first day of the year in which it fails to meet the Natural Resource Exception) in return for stock in such corporation, and then distributed such stock to the partners in liquidation of their interests in the Partnership. This contribution and liquidation should be tax-free to Unitholders and the Partnership, so long as the Partnership, at such time, does not have liabilities in excess of the basis of its assets. Thereafter, the Partnership would be treated as a corporation for federal income tax purposes.

     If the Partnership were treated as an association or otherwise taxable as a corporation in any taxable year, as a result of a failure to meet the Natural Resource Exception or otherwise, its items of income, gain, loss, deduction and credit would be reflected only on its tax return rather than being passed through to the Unitholders, and its net income would be taxed at the entity level at corporate rates. In addition, any distribution made to a Unitholder would be treated as either taxable dividend income (to the extent of the Partnership's current or accumulated earnings and profits), in the absence of earnings and profits as a nontaxable return of capital (to the extent of the Unitholder's basis in his Common Units) or taxable capital gain (after the Unitholder's basis in the Common Units is reduced to zero). Accordingly, treatment of either the Partnership or the Intermediate Partnership as an association taxable as a corporation would result in a material reduction in a Unitholder's cash flow and after-tax return.

     The discussion below is based on the assumption that the Partnership will be classified as a partnership for federal income tax purposes.

LIMITED PARTNER STATUS

     Unitholders who have become limited partners will be treated as partners of the Partnership for federal income tax purposes. Moreover, the IRS has ruled that assignees of partnership interests who have not been admitted to a partnership as partners, but who have the capacity to exercise substantial dominion and control over the assigned partnership interests, will be treated as partners for federal income tax purposes. On the basis of this ruling, except as otherwise described herein, Counsel is of the opinion that (a) assignees who have executed and delivered Transfer Applications, and are awaiting admission as limited partners and (b) Unitholders whose Common Units are held in street name or by another nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their Common Units will be treated as partners of the Partnership for federal income tax purposes. As this ruling does not extend, on its facts, to assignees of Common Units who are entitled to execute and deliver Transfer Applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver Transfer Applications, Counsel's opinion does not extend to these persons. Income, gain, deductions, losses or credits would not appear to be reportable by such a Unitholder, and any cash distributions received by such a Unitholder would therefore be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as partners in the Partnership for federal income tax purposes. A purchaser or other transferee of Common Units who does not execute and deliver a Transfer Application may not receive certain federal income tax information or reports furnished to record holders of Common Units unless the Common Units are held in a nominee or street name account and the nominee or broker has executed and delivered a Transfer Application with respect to such Common Units.

     A beneficial owner of Common Units whose Common Units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to such Common Units for federal income tax purposes. See "Tax Considerations -- Tax Treatment of Operations -- Treatment of Short Sales."

TAX CONSEQUENCES OF UNIT OWNERSHIP

  Flow-through of Taxable Income

     No federal income tax will be paid by the Partnership. Instead, each Unitholder will be required to report on his income tax return his allocable share of the income, gains, losses and deductions of the Partnership without regard to whether corresponding cash distributions are received by such Unitholder. Consequently, a Unitholder may be allocated income from the Partnership although he has not received a cash distribution in respect of such income.

  Treatment of Partnership Distributions

     Distributions by the Partnership to a Unitholder generally will not be taxable to the Unitholder for federal income tax purposes to the extent of his basis in his Common Units immediately before the distribution. Cash distributions in excess of a Unitholder's basis generally will be considered to be gain from the sale or exchange of the Common Units, taxable in accordance with the rules described under "Tax Considerations -- Disposition of Common Units." Any reduction in a Unitholder's share of the Partnership's liabilities for which no partner, including the General Partners, bears the economic risk of loss ("nonrecourse liabilities") will be treated as a distribution of cash to such Unitholder.

  Basis of Common Units

     A Unitholder's initial tax basis for his Common Units will be the amount paid for the Common Unit plus his share of Partnership nonrecourse liabilities. The initial tax basis for a Common Unit will be increased by the Unitholder's share of Partnership income and by any increase in the Unitholder's share of Partnership nonrecourse liabilities. The basis for a Common Unit will be decreased (but not below zero) by distributions from the Partnership, including any decrease in the Unitholder's share of Partnership nonrecourse liabilities, by the Unitholder's share of Partnership losses and by the Unitholder's share of expenditures of the Partnership that are not deductible in computing its taxable income and are not required to be capitalized. A Unitholder's share of nonrecourse liabilities will be generally based on the Unitholder's share of the Partnership's profits.

  Limitations on Deductibility of Partnership Losses

     To the extent losses are incurred by the Partnership, a Unitholder's share of deductions for the losses will be limited to the tax basis of the Unitholder's Units or, in the case of an individual Unitholder or a corporate Unitholder if more than 50% in the value of its stock is owned directly or indirectly by five or fewer individuals or certain taxexempt organizations, to the amount which the Unitholder is considered to be "at risk" with respect to the Partnership's activities, if that is less than the Unitholder's basis. A Unitholder must recapture losses deducted in previous years to the extent that Partnership distributions cause the Unitholder's at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a Unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that the Unitholder's basis or at risk amount (whichever is the limiting factor) is increased.

     In general, a Unitholder will be at risk to the extent of the purchase price of his Units, but this will be less than the Unitholder's basis for his Units by the amount of the Unitholder's share of any nonrecourse liabilities of the Partnership. A Unitholder's at risk amount will increase or decrease as the basis of the Unitholder's Units increases or decreases except that changes in nonrecourse liabilities of the Partnership will not increase or decrease the at risk amount.

     The passive loss limitations generally provide that individuals, estates, trusts and certain closely held corporations and personal service corporations can only deduct losses from passive activities (generally, activities in which the taxpayer does not materially participate) that are not in excess of the taxpayer's income from such passive activities or investments. The passive loss limitations are to be applied separately with respect to each publicly-traded partnership. Consequently, the losses generated by the Partnership, if any, will only be available to offset future income generated by the Partnership and will not be available to offset income from other passive activities or investments (including other publicly-traded partnerships) or salary or active business income. Passive losses which are not deductible because they exceed the Unitholder's income generated by the Partnership may be deducted in full when the Unitholder disposes of his entire investment in the Partnership in a fully taxable transaction to an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions such as the at risk rules and the basis limitation.

     A Unitholder's share of net income from the Partnership may be offset by any suspended passive losses from the Partnership, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships. The IRS has announced that Treasury Regulations will be issued which characterize net passive income from a publicly-traded partnership as investment income for purposes of the limitations on the deductibility of investment interest.

  Limitations on Interest Deductions

     The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of such taxpayer's "net investment income." As noted, a Unitholder's net passive income from the Partnership will be treated as investment income for this purpose. In addition, the Unitholder's share of the Partnership's portfolio income will be treated as investment income. Investment interest expense includes (i) interest on indebtedness properly allocable to property held for investment, (ii) a partnership's interest expense attributed to portfolio income and (iii) the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income. The computation of a Unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a Unit to the extent attributable to portfolio income of the Partnership. Net investment income includes gross income from property held for investment, gain attributable to the disposition of property held for investment and amounts treated as portfolio income pursuant to the passive loss rules less deductible expenses (other than interest) directly connected with the production of investment income.

ALLOCATION OF PARTNERSHIP INCOME, GAIN, LOSS AND DEDUCTION

     The Partnership Agreement provides that a capital account be maintained for each partner, that the capital accounts generally be maintained in accordance with the applicable tax accounting principles set forth in applicable Treasury Regulations and that all allocations to a partner be reflected by an appropriate increase or decrease in his capital account. Distributions upon liquidation of the Partnership generally are to be made in accordance with positive capital account balances.

     In general, if the Partnership has a net profit, items of income, gain, loss and deduction will be allocated among the General Partners and the Unitholders in accordance with their respective percentage interests in the Partnership. A class of Unitholders that receives more cash than another class, on a per Unit basis, with respect to a year, will be allocated additional income equal to that excess. If the Partnership has a net loss, items of income, gain, loss and deduction will generally be allocated for both book and tax purposes
(1) first,
to the General Partners and the Unitholders in accordance with their respective Percentage Interests to the extent of their positive capital accounts and (2) second, to the General Partners.

     Notwithstanding the above, as required by Section 704(c) of the Code, certain items of Partnership income, deduction, gain and loss will be specially allocated to account for the difference between the tax basis and fair market value of property contributed to the Partnership ("Contributed Property"). In addition, certain items of recapture income will be allocated to the extent possible to the partner allocated the deduction giving rise to the treatment of such gain as recapture income in order to minimize the recognition of ordinary income by some Unitholders, but these allocations may not be respected. If these allocations of recapture income are not respected, the amount of the income or gain allocated to a Unitholder will not change but instead a change in the character of the income allocated to a Unitholder would result. Finally, although the Partnership does not expect that its operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of Partnership income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

     Regulations provide that an allocation of items of partnership income, gain, loss, deduction or credit, other than an allocation required by Section 704(c) of the Code to eliminate the disparity between a partner's "book" capital account (credited with the fair market value of Contributed Property) and "tax" capital account (credited with the tax basis of Contributed Property) (the "Book-Tax Disparity"), will generally be given effect for federal income tax purposes in determining a partner's distributive share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner's distributive share of an item will be determined on the basis of the partner's interest in the partnership, which will be determined by taking into account all the facts and circumstances, including the partner's relative contributions to the partnership, the interests of the partners in economic profits and losses, the interests of the partners in cash flow and other non-liquidating distributions and rights of the partners to distributions of capital upon liquidation.

     Under the Code, the partners in a partnership cannot be allocated more depreciation, gain or loss than the total amount of any such item recognized by that partnership in a particular taxable period. This rule, often referred to as the "ceiling limitation," is not expected to have significant application to allocations with respect to Contributed Property and thus, is not expected to prevent the Unitholders from receiving allocations of depreciation, gain or loss from such properties equal to that which they would have received had such properties actually had a basis equal to fair market value at the outset. However, to the extent the ceiling limitation is or becomes applicable, the Partnership Agreement requires that certain items of income and deduction be allocated in a way designed to effectively "cure" this problem and eliminate the impact of the ceiling limitations. Such allocations will not have substantial economic effect because they will not be reflected in the capital accounts of the Unitholders.

     The legislative history of Section 704(c) states that Congress anticipated that Regulations would permit partners to agree to a more rapid elimination of Book-Tax Disparities than required provided there is no tax avoidance potential. Further, under recently enacted final Regulations under Section 704(c), allocations similar to the curative allocations would be allowed. However, since the final Regulations are not applicable to the Partnership, Counsel is unable to opine on the validity of the curative allocations.

     Counsel is of the opinion that, with the exception of curative allocations and the allocation of recapture income discussed above, allocations under the Partnership Agreement will be given effect for federal income tax purposes in determining a partner's distributive share of an item of income, gain, loss or deduction. There are, however, uncertainties in the Regulations relating to allocations of partnership income, and investors should be aware that some of the allocations in the Partnership Agreement may be successfully challenged by the IRS.

TAX TREATMENT OF OPERATIONS

  Accounting Method and Taxable Year

     The Partnership will use the calendar year as its taxable year and will adopt the accrual method of accounting for federal income tax purposes.

  Initial Tax Basis, Depreciation and Amortization

     The tax basis established for the various assets of the Partnership will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of such assets. The Partnership assets initially had an aggregate tax basis equal to the sum of each Unitholder's tax basis in his Units and the tax basis of the General Partners in their respective general partner interests and Subordinated Units.

     The Partnership allocated the aggregate tax basis among the Partnership's assets based upon their relative fair market values. Any amount in excess of the fair market values of specific tangible and intangible assets will constitute goodwill, which is subject to amortization over 15 years.

     The IRS may (i) challenge either the fair market values or the useful lives assigned to such assets or (ii) seek to characterize intangible assets as goodwill. If any such challenge or characterization were successful, the deductions allocated to a Unitholder in respect of such assets would be reduced, and a Unitholder's share of taxable income from the Partnership would be increased accordingly. Any such increase could be material.

     To the extent allowable, the General Partners may elect to use the depreciation and cost recovery methods that will result in the largest depreciation deductions in the early years of the Partnership. Property subsequently acquired or constructed by the Partnership may be depreciated using accelerated methods permitted by the Code.

     If the Partnership disposes of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain (determined by reference to the amount of depreciation previously deducted and the nature of the property) may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a partner who has taken cost recovery or depreciation deductions with respect to property owned by the Partnership may be required to recapture such deductions upon a sale of his interest in the Partnership. See "Tax Considerations -- Allocation of Partnership Income, Gain, Loss and Deduction" and "Tax Considerations -- Disposition of Common Units -- Recognition of Gain or Loss."

     Costs incurred in organizing the Partnership may be amortized over any period selected by the Partnership not shorter than 60 months. The costs incurred in promoting the issuance of Units must be capitalized and cannot be deducted currently, ratably or upon termination of the Partnership. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized, and as syndication expenses which may not be amortized.

  Section 754 Election

     The Partnership previously made the election permitted by Section 754 of the Code, which election is irrevocable without the consent of the IRS. The election generally permits a purchaser of Common Units to adjust his share of the basis in the Partnership's properties ("inside basis") pursuant to Section 743(b) of the Code to fair market value (as reflected by his Unit price). See "Tax Considerations -- Allocation of Partnership Income, Gain, Loss and Deduction." The Section 743(b) adjustment is attributed solely to a purchaser of Common Units and is not added to the bases of the Partnership's assets associated with all of the Unitholders. (For purposes of this discussion, a partner's inside basis in the Partnership's assets will be considered to have two components: (1) his share of the Partnership's actual basis in such assets ("Common Basis") and (2) his Section 743(b) adjustment allocated to each such asset.)

     Proposed Treasury Regulation Section 1.168-2(n) generally requires the
Section 743(b) adjustment attributable to recovery property to be depreciated as if the total amount of such adjustment were attributable to newly-acquired recovery property placed in service when the transfer occurs. Similarly, the proposed regulations under Section 197 indicate that the 743(b) adjustment attributable to amortizable intangible assets under Section 197 should be treated as a newly-acquired asset placed in service in the month when the transfer occurs. Under Treasury Regulation Section 1.167(c)-1(a)(6), a
Section 743(b) adjustment attributable to property subject to depreciation under
Section 167 of the Code rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. The Partnership intends to utilize the 150% declining balance method on such property. The depreciation method and useful lives associated with the Section 743(b) adjustment, therefore, may differ from the method and useful lives generally used to depreciate the Common Bases in such properties. Pursuant to the Partnership Agreement, the General Partners are authorized to adopt a convention to preserve the uniformity of Units even if such convention is not consistent with Treasury Regulation Section 1.167(c)-1(a)(6), Proposed Treasury Regulation Sections 1.168-2(n) or 1.197-2(g)(3). See "Tax Considerations -- Uniformity of Units."

     Although Counsel is unable to opine as to the validity of such an approach, the Partnership intends to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property (to the extent of any unamortized Book-Tax Disparity) using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the Common Basis of such property, despite its inconsistency with proposed Treasury Regulation Section 1.168-2(n), Treasury Regulation
Section 1.167(c)-1(a)(6) or Proposed Treasury Regulation Section 1.197-2(g)(3). If the Partnership determines that such position cannot reasonably be taken, the Partnership may adopt a depreciation or amortization convention under which all purchasers acquiring Units in the same month would receive depreciation or amortization, whether attributable to Common Basis or Section 743(b) basis, based upon the same applicable rate as if they had purchased a direct interest in the Partnership's property. Such an aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to certain Unitholders. See "Tax Considerations -- Uniformity of Units."

     The allocation of the Section 743(b) adjustment must be made in accordance with the principles of Section 1060 of the Code. Based on these principles, the IRS may seek to reallocate some or all of any Section 743(b) adjustment not so allocated by the Partnership to goodwill. Alternatively, it is possible that the IRS may seek to treat the portion of such Section 743(b) adjustment attributable to the Underwriter's discount as if allocable to a non-deductible syndication cost.

     A Section 754 election is advantageous if the transferee's basis in his Units is higher than such Units' share of the aggregate basis to the Partnership of the Partnership's assets immediately prior to the transfer. In such case, pursuant to the election, the transferee would take a new and higher basis in his share of the Partnership's assets for purposes of calculating, among other items, his depreciation deductions and his share of any gain or loss on a sale of the Partnership's assets. Conversely, a Section 754 election is disadvantageous if the transferee's basis in such Units is lower than such Units' share of the aggregate basis of the Partnership's assets immediately prior to the transfer. Thus, the amount which a Unitholder will be able to obtain upon the sale of his Common Units may be affected either favorably or adversely by the election.

     The calculations involved in the Section 754 election are complex and will be made by the Partnership on the basis of certain assumptions as to the value of Partnership assets and other matters. There is no assurance that the determinations made by the Partnership will not be successfully challenged by the IRS and that the deductions attributable to them will not be disallowed or reduced. Should the IRS require a different basis adjustment to be made, and should, in the General Partners' opinion, the expense of compliance exceed the benefit of the election, the General Partners may seek permission from the IRS to revoke the Section 754 election for the Partnership. If such permission is granted, a purchaser of Units subsequent to such revocation probably will incur increased tax liability.

  Alternative Minimum Tax

     Each Unitholder will be required to take into account his distributive share of any items of Partnership income, gain or loss for purposes of the alternative minimum tax. A portion of the Partnership's depreciation deductions may be treated as an item of tax preference for this purpose.

     A Unitholder's alternative minimum taxable income derived from the Partnership may be higher than his share of Partnership net income because the Partnership may use more accelerated methods of depreciation for purposes of computing federal taxable income or loss. The minimum tax rate for individuals is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and to 28% on any additional alternative minimum taxable income. Prospective Unitholders should consult with their tax advisors as to the impact of an investment in Common Units on their liability of the alternative minimum tax.

  Valuation of Partnership Property

     The federal income tax consequences of the acquisition, ownership and disposition of Units will depend in part on estimates by the Partnership of the relative fair market values, and determinations of the initial tax basis, of the assets of the Partnership. Although the Partnership may from time to time consult with professional appraisers with respect to valuation matters, many of the relative fair market value estimates will be made solely by the Partnership. These estimates are subject to challenge and will not be binding on the IRS or the courts. In the event the determinations of fair market value are subsequently found to be incorrect, the character and amount of items of income, gain, loss, deductions or credits previously reported by Unitholders might change, and Unitholders might be required to amend their previously filed tax returns or to file claims for refunds.

  Treatment of Short Sales

     Under the TRA of 1997, a Unitholder who engages in a short sale (or a transaction having the same effect) with respect to Units will be required to recognize the gain (but not the loss) inherent in such Units. See "Tax Considerations -- Disposition of Common Units". In addition, it would appear that a Unitholder whose Units are loaned to a "short seller" to cover a short sale of Units would be considered as having transferred beneficial ownership of those Units and would, thus, no longer be a partner with respect to those Units during the period of the loan. As a result, during this period, any Partnership income, gain, deduction, loss or credit with respect to those Units would appear not to be reportable by the Unitholder, any cash distributions received by the Unitholder with respect to those Units would be fully taxable and all of such distributions would appear to be treated as ordinary income. The IRS may also contend that a loan of Units to a "short seller" constitutes a taxable exchange. If this contention were successfully made, the lending Unitholder may be required to recognize gain or loss. Unitholders desiring to assure their status as partners should modify their brokerage account agreements, if any, to prohibit their brokers from borrowing their Units.

DISPOSITION OF COMMON UNITS

  Recognition of Gain or Loss

     Gain or loss will be recognized on a sale of Units equal to the difference between the amount realized and the Unitholder's tax basis for the Units sold. A Unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received plus his share of Partnership nonrecourse liabilities. Since the amount realized includes a Unitholder's share of Partnership nonrecourse liabilities, the gain recognized on the sale of Units may result in a tax liability in excess of any cash received from such sale.

     Gain or loss recognized by a Unitholder (other than a "dealer" in Units) on the sale or exchange of a Unit held for more than twelve months will generally be taxable as long-term capital gain or loss. A substantial portion of this gain or loss, however, will be separately computed and taxed as ordinary income or loss under section 751 of the Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to inventory owned by the Partnership. The term "unrealized receivables" includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory and deprecation recapture may exceed net taxable gain realized upon the sale of the Unit and may be recognized even if there is a net taxable gain realized upon the sale of the Unit. Any loss recognized on the sale of units will generally be a capital loss. Thus, a Unitholder may recognize both ordinary income and a capital loss upon a disposition of units. Net capital loss may offset no more than $3,000 of ordinary income in the case of individuals and may only be used to offset capital gain in the case of a corporation.

     The IRS has ruled that a partner acquiring interests in a partnership in separate transactions at different prices must maintain an aggregate adjusted tax basis in a single partnership interest and that, upon sale or other disposition of some of the interests, a portion of such aggregate tax basis must be allocated to the interests sold on the basis of some equitable apportionment method. The ruling is unclear as to how the holding period is affected by this aggregation concept. If this ruling is applicable to the holders of Common Units, the aggregation of tax bases of a Common Unitholder effectively prohibits him from choosing among Common Units with varying amounts of unrealized gain or loss as would be possible in a stock transaction. Thus, the ruling may result in an acceleration of gain or deferral of loss on a sale of a portion of a Unitholder's Common Units. It is not clear whether the ruling applies to publicly-traded partnerships, such as the Partnership, the interests in which are evidenced by separate interests, and accordingly Counsel is unable to opine as to the effect such ruling will have on the Unitholders. A Unitholder considering the purchase of additional Common Units or a sale of Common Units purchased at differing prices should consult his tax advisor as to the possible consequences of such ruling.

  Allocations between Transferors and Transferees

     In general, the Partnership's taxable income and losses will be determined annually and will be prorated on a monthly basis and subsequently apportioned among the Unitholders in proportion to the number of Units owned by them as of the close of business on the last day of the preceding month. However, gain or loss realized on a sale or other disposition of Partnership assets other than in the ordinary course of business shall be allocated among the Unitholders of record as of the opening of the New York Stock Exchange on the first business day of the month in which such gain or loss is recognized. As a result of this monthly allocation, a Unitholder transferring Units in the open market may be allocated income, gain, loss, deduction, and credit accrued after the transfer.

     The use of the monthly conventions discussed above may not be permitted by existing Treasury Regulations and, accordingly, Counsel is unable to opine on the validity of the method of allocating income and deductions between the transferors and the transferees of Common Units. If a monthly convention is not allowed by the Treasury Regulations (or only applies to transfers of less than all of the Unitholder's interest), taxable income or losses of the Partnership might be reallocated among the Unitholders. The Partnership is authorized to revise its method of allocation between transferors and transferees (as well as among partners whose interests otherwise vary during a taxable period) to conform to a method permitted by future Treasury Regulations.

     A Unitholder who owns Units at any time during a quarter and who disposes of such Units prior to the record date set for a distribution with respect to such quarter will be allocated items of Partnership income and gain attributable to such quarter during which such Units were owned but will not be entitled to receive such cash distribution.

  Notification Requirements

     A Unitholder who sells or exchanges Units is required to notify the Partnership in writing of such sale or exchange within 30 days of the sale or exchange and in any event no later than January 15 of the year following the calendar year in which the sale or exchange occurred. The Partnership is required to notify the IRS of such transaction and to furnish certain information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects such sale through a broker. Additionally, a transferor and a transferee of a Unit will be required to furnish statements to the IRS, filed with their income tax returns for the taxable year in which the sale or exchange occurred, which set forth the amount of the consideration received for such Unit that is allocated to goodwill or going concern value of the Partnership. Failure to satisfy such reporting obligations may lead to the imposition of substantial penalties.

  Constructive Termination

     The Partnership and the Intermediate Partnership will be considered to have been terminated if there is a sale or exchange of 50% or more of the total interests in Partnership capital and profits within a 12-month period. A constructive termination results in the closing of a partnership's taxable year for all partners. Such a termination could result in the non-uniformity of Units for federal income tax purposes. A constructive termination of the Partnership will cause a termination of the Intermediate Partnership. Such a termination could also result in penalties or loss of basis adjustments under Section 754 of the Code if the Partnership were unable to determine that the termination had occurred.

     In the case of a Unitholder reporting on a fiscal year other than a calendar year, the closing of a tax year of the Partnership may result in more than 12 months' taxable income or loss of the Partnership being includable in its taxable income for the year of termination. In addition, each Unitholder will realize taxable gain to the extent that any money constructively distributed to him (including any net reduction in his share of partnership nonrecourse liabilities) exceeds the adjusted basis on his Units. New tax elections required to be made by the Partnership, including a new election under
Section 754 of the Code, must be made subsequent to the constructive termination. A constructive termination would also result in a deferral of Partnership deductions for depreciation. In addition, a termination might either accelerate the application of or subject the Partnership to any tax legislation enacted with effective dates after the closing of the offering made hereby.

  Entity-Level Collections

     If the Partnership is required under applicable law to pay any federal, state or local income tax on behalf of any Unitholder, any General Partner or any former Unitholder, the Partnership Policy Committee is authorized to pay such taxes from Partnership funds. Such payments, if made, will be deemed current distributions of cash to the Unitholders and the General Partners. The General Partners are authorized to amend the Partnership Agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of Units and to adjust subsequent distributions so that after giving effect to such deemed distributions, the priority and characterization of distributions otherwise applicable under the Partnership Agreement is maintained as nearly as is practicable. Payments by the Partnership as described above could give rise to an overpayment of tax on behalf of an individual partner in which event, the partner could file a claim for credit or refund.

UNIFORMITY OF UNITS

     Since the Partnership cannot match transferors and transferees of Common Units, uniformity of the economic and tax characteristics of the Common Units to a purchaser of such Common Units must be maintained. In the absence of uniformity, compliance with a number of federal income tax requirements, both statutory and regulatory, could be substantially diminished. A lack of uniformity can result from a literal application of Proposed Treasury Regulation
Section 1.168-2(n) and Treasury Regulation Section 1.167(c)-1(a)(6) or Proposed Treasury Regulation Section 1.197-2(g)(3) and from the application of the "ceiling limitation" on the Partnership's ability to make allocations to eliminate Book-Tax Disparities attributable to Contributed Properties and Partnership property that has been revalued and reflected in the partners' capital accounts ("Adjusted Properties"). Any such non-uniformity could have a negative impact on the value of a Unitholder's interest in the Partnership.

     The Partnership intends to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property or Adjusted Property (to the extent of any unamortized Book-Tax Disparity) using the rate of depreciation derived from the depreciation method and useful life applied to the Common Basis of such property, despite its inconsistency with Proposed Treasury

Regulation Section 1.168-2(n) and Treasury Regulation Section 1.167(c)-1(a)(6) or Proposed Treasury Regulation Section 1.197-2(g)(3). See "Tax
Considerations -- Tax Treatment of Operations -- Section 754 Election." If the Partnership determines that such a position cannot reasonably be taken, the Partnership may adopt depreciation and amortization conventions under which all purchasers acquiring Common Units in the same month would receive depreciation and amortization deductions, whether attributable to common basis or Section 743(b) basis, based upon the same applicable rate as if they had purchased a direct interest in the Partnership's property. If such an aggregate approach is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to certain Unitholders and risk the loss of depreciation and amortization deductions not taken in the year that such deductions are otherwise allowable. This convention will not be adopted if the Partnership determines that the loss of depreciation and amortization deductions will have a material adverse effect on the Unitholders. If the Partnership chooses not to utilize this aggregate method, the Partnership may use any other reasonable depreciation and amortization convention to preserve the uniformity of the intrinsic tax characteristics of any Common Units that would not have a material adverse effect on the Unitholders. The IRS may challenge any method of depreciating or amortizing the Section 743(b) adjustment described in this paragraph. If such a challenge were to be sustained, the uniformity of Common Units might be affected.

     Items of income and deduction will be specially allocated in a manner that is intended to preserve the uniformity of intrinsic tax characteristics among all Units, despite the application of the "ceiling limitation" to Contributed Properties and Adjusted Properties. Such special allocations will be made solely for federal income tax purposes. See "Tax Considerations -- Tax Consequences of Unit Ownership" and "Tax Considerations -- Allocation of Partnership Income, Gain, Loss and Deduction."

     The capital accounts underlying the Common Units will likely differ, perhaps materially, from the capital accounts underlying the Subordinated Units. The Partnership Agreement contains a method by which the Partnership may cause the capital accounts underlying the Common Units to equal the capital accounts underlying the Subordinated Units following the end of the Subordination Period. The Partnership must be reasonably assured, based on advice of counsel, that the Common Units and Subordinated Units share the same intrinsic economic and federal income tax characteristics in all material respects, before the Subordinated Units and Common Units will be treated as a single class of Units.

TAX-EXEMPT ORGANIZATIONS AND CERTAIN OTHER INVESTORS

     Ownership of Units by employee benefit plans, other tax-exempt organizations, nonresident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to such persons and, as described below, may have substantially adverse tax consequences.

     Employee benefit plans and most other organizations exempt from federal income tax (including individual retirement accounts and other retirement plans) are subject to federal income tax on unrelated business taxable income. Virtually all of the taxable income derived by such an organization from the ownership of a Unit will be unrelated business taxable income and thus will be taxable to such a Unitholder.

     Regulated investment companies are required to derive 90% or more of their gross income from interest, dividends, gains from the sale of stocks or securities or foreign currency or certain related sources. It is not anticipated that any significant amount of the Partnership's gross income will qualify as such income.

     Non-resident aliens and foreign corporations, trusts or estates which acquire Units will be considered to be engaged in business in the United States on account of ownership of Units and as a consequence will be required to file federal tax returns in respect of their distributive shares of Partnership income, gain, loss deduction or credit and pay federal income tax at regular rates on such income. Generally, a partnership is required to pay a withholding tax on the portion of the partnership's income which is effectively connected with the conduct of a United States trade or business and which is allocable to the foreign partners, regardless of whether any actual distributions have been made to such partners. However, under rules applicable to publicly-traded partnerships, the Partnership will withhold at the rate of 39.6% on actual cash distributions made quarterly to foreign Unitholders. Each foreign Unitholder must obtain a taxpayer identification number from the IRS and submit that number to the Transfer Agent of the Partnership on a Form W-8 in order to obtain credit for the taxes withheld. Subsequent adoption of Treasury Regulations or the issuance of other administrative pronouncements may require the Partnership to change these procedures.

     Because a foreign corporation which owns Units will be treated as engaged in a United States trade or business, such a Unitholder may be subject to United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its allocable share of the Partnership's earnings and profits (as adjusted for changes in the foreign corporation's "U.S. net equity") which are effectively connected with the conduct of a United States trade or business. Such a tax may be reduced or eliminated by an income tax treaty between the United States and the country with respect to which the foreign corporate Unitholder is a "qualified resident."

     Assuming that the Units are regularly traded on an established securities market, a foreign Unitholder who sells or otherwise disposes of a Unit and who has not held more than 5% in value of the Units at any time during the five-year period ending on the date of the disposition will not be subject to federal income tax on gain realized on the disposition that is attributable to real property held by the Partnership, but (regardless of a foreign Unitholder's percentage interest in the Partnership or whether Units are regularly traded) such Unitholder may be subject to federal income tax on any gain realized on the disposition that is treated as effectively connected with a United States trade or business of the foreign Unitholder. A foreign Unitholder will be subject to federal income tax on gain attributable to real property held by the Partnership if the holder held more than 5% in value of the Units during the five-year period ending on the date of the disposition or if the Units were not regularly traded on an established securities market at the time of the disposition.

ADMINISTRATIVE MATTERS

  Partnership Information Returns and Audit Procedures

     The Partnership intends to furnish to each Unitholder within 90 days after the close of each Partnership taxable year, certain tax information, including a Schedule K-1, which sets forth each Unitholder's allocable share of the Partnership's income, gain, loss, deduction and credit. In preparing this information, which will generally not be reviewed by counsel, the Partnership will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine the respective Unitholders' allocable share of income, gain, loss, deduction and credits. There is no assurance that any such conventions will yield a result which conforms to the requirements of the Code, regulations or administrative interpretations of the IRS. The Partnership cannot assure prospective Unitholders that the IRS will not successfully contend in court that such accounting and reporting conventions are impermissible.

     The federal income tax information returns filed by the Partnership may be audited by the IRS. Adjustments resulting from any such audit may require each Unitholder to file an amended tax return, and possibly may result in an audit of the Unitholder's own return. Any audit of a Unitholder's return could result in adjustments of non-Partnership as well as Partnership items.

     Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss, deduction and credit are determined at the partnership level in a unified partnership proceeding rather than in separate proceedings with the partners. The Code provides for one partner to be designated as the "Tax Matters Partner" for these purposes. The Partnership Agreement appoints Northern Plains as the Tax Matters Partner.

     The Tax Matters Partner will make certain elections on behalf of the Partnership and Unitholders and can extend the statute of limitations for assessment of tax deficiencies against Unitholders with respect to Partnership items. The Tax Matters Partner may bind a Unitholder with less than a 1% profits interest in the Partnership to a settlement with the IRS unless such Unitholder elects, by filing a statement with the IRS, not to give such authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review (to which all the Unitholders are bound) of a final Partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, such review may be sought by any Unitholder having at least 1% interest in the profits of the Partnership and by the Unitholders having in the aggregate at least a 5% profits interest.

However, only one action for judicial review will go forward, and each Unitholder with an interest in the outcome may participate.

     A Unitholder must file a statement with the IRS identifying the treatment of any item on its federal income tax return that is not consistent with the treatment of the item on the Partnership's return to avoid the requirement that all items be treated consistently on both returns. Intentional or negligent disregard of the consistency requirement may subject a Unitholder to substantial penalties. Under the TRA of 1997, partners in electing large partnerships would be required to treat all partnership items in a manner consistent with the partnership return.

     Under the TRA of 1997, each partner of an electing large partnership must take into account separately his share of the following items, determined at the partnership level: (1) taxable income or loss from passive loss limitation activities; (2) taxable income or loss from other activities (such as portfolio income or loss); (3) net capital gains to the extent allocable to passive loss limitation activities and other activities; (4) a net alternative minimum tax adjustment separately computed for passive loss limitation activities and other activities; (5) general credits; (6) low-income housing credit; (7) rehabilitation credit; (8) tax-exempt interest; (9) foreign income taxes; (10) credit for producing fuel from a nonconventional source and (11) any other items the Secretary of the Treasury deems appropriate.

     The TRA of 1997 also made a number of changes to the tax compliance and administrative rules relating to electing large partnerships. One provision requires that each partner in an electing large partnership take into account his share of any adjustments to partnership items in the year such adjustments are made. If the election is not made, adjustments relating to partnership items for a previous taxable year are taken into account by those persons who were partners in the previous taxable year. Alternatively, under the TRA of 1997 a partnership could elect to or, in some circumstances, could be required to, directly pay the tax resulting from any such adjustments. In either case, therefore, Unitholders could bear significant economic burdens associated with tax adjustments relating to periods predating their acquisition of Units.

     Although the Partnership Policy Committee is weighing the advantages and disadvantages to the Partnership and the Partners of the Partnership's being treated as an "electing large partnership" under the TRA of 1997, no decision has been made at this time.

  Nominee Reporting

     Persons who hold an interest in the Partnership as a nominee for another person are required to furnish to the Partnership (a) the name, address and taxpayer identification number of the beneficial owners and the nominee; (b) whether the beneficial owner is (i) a person that is not a United States person,
(ii) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing or (iii) a tax-exempt entity; (c) the amount and description of Units held, acquired or transferred for the beneficial owners; and (d) certain information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales. Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and certain information on Units they acquire, hold or transfer for their own account. A penalty of $50 per failure (up to a maximum of $100,000 per calendar year) is imposed by the Code for failure to report such information to the Partnership. The nominee is required to supply the beneficial owner of the Units with the information furnished to the Partnership.

  Registration as a Tax Shelter

     The Code requires that "tax shelters" be registered with the Secretary of the Treasury. The temporary Treasury Regulations interpreting the tax shelter registration provisions of the Code are extremely broad. It is arguable that the Partnership is not subject to the registration requirement on the basis that (i) it does not constitute a tax shelter or (ii) it constitutes a projected income investment exempt from registration. However, the Partnership has registered as a tax shelter with the IRS because of the absence of assurance that the Partnership will not be subject to tax shelter registration and in light of the substantial penalties which might be imposed if registration is required and not undertaken. ISSUANCE OF THE REGISTRATION

NUMBER DOES NOT INDICATE THAT AN INVESTMENT IN THE PARTNERSHIP OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS. The Partnership's tax shelter registration number is 93271000031. A Unitholder who sells or otherwise transfers a Unit in a subsequent transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a Common Unit to furnish such registration number to the transferee is $100 for each such failure. The Unitholders must disclose the tax shelter registration number of the Partnership on Form 8271 to be attached to the tax return on which any deduction, loss, credit or other benefit generated by the Partnership is claimed or income of the Partnership is included. A Unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for such failure, will be subject to a $50 penalty for each such failure. Any penalties discussed herein are not deductible for federal income tax purposes.

  Accuracy-Related Penalties

     An additional tax equal to 20% of the amount of any portion of an underpayment of tax which is attributable to one or more of certain listed causes, including substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, with respect to any portion of an underpayment if it is shown that there was a reasonable cause for such portion and that the taxpayer acted in good faith with respect to such portion.

     A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return (i) with respect to which there is, or was, "substantial authority" or (ii) as to which there is a reasonable basis and the pertinent facts of such position are disclosed on the return. Certain more stringent rules apply to "tax shelters," a term that does not appear to include the Partnership. If any Partnership item of income, gain, loss, deduction or credit included in the distributive shares of Unitholders might result in such an "understatement" of income for which no "substantial authority" exists, the Partnership must disclose the pertinent facts on its return. In addition, the Partnership will make a reasonable effort to furnish sufficient information for Unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

     A substantial valuation misstatement exists if the value of any property (or the adjusted basis of any property) claimed on a tax return is 200% or more of the amount determined to be the correct amount of such valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

OTHER TAXES

     Prospective investors should consider state and local tax consequences of an investment in the Partnership. The Partnership owns property or is doing business in Arizona, Illinois, Iowa, Minnesota, Montana, Nebraska, North Dakota, Oklahoma, South Dakota and Texas. A Unitholder will likely be required to file state income tax returns and/or to pay such taxes in most of such states and may be subject to penalties for failure to comply with such requirements. Some of the states require that a partnership withhold a percentage of income from amounts that are to be distributed to a partner that is not a resident of the state. The amounts withheld, which may be greater or less than a particular partner's income tax liability to the state, generally do not relieve the non-resident partner from the obligation to file a state income tax return. Amounts withheld will be treated as if distributed to Unitholders for purposes of determining the amounts distributed by the Partnership. Based on current law and its estimate of future Partnership operations, the Partnership anticipates that any amounts required to be withheld will not be material. In addition, an obligation to file tax returns or to pay taxes may arise in other states.

     It is the responsibility of each prospective Unitholder to investigate the legal and tax consequences, under the laws of pertinent states or localities, of his investment in the Partnership. Further, it is the responsibility of each Unitholder to file all state and local, as well as federal, tax returns that may be required of such Unitholder. Counsel has not rendered an opinion on the state and local tax consequences of an investment in the Partnership.

                              PLAN OF DISTRIBUTION

     The Common Units may be offered through one or more broker-dealers, through underwriters, or directly to investors, at a fixed price or prices, which may be changed from time to time, at market prices prevailing at the time of such sale, at prices related to such market prices or at negotiated prices, and in connection therewith distributors' or sellers' commissions may be paid or allowed, which will not exceed those customary in the types of transactions involved. Broker-dealers may act as agent for the Partnership, or may purchase Common Units from the Partnership as principal and thereafter resell such Common Units from time to time in or through one or more transactions (which may involve crosses and block transactions) or distributions on the New York Stock Exchange, in the over-the-counter market, in private transactions or in some combination of the foregoing.

     Any such broker-dealer or underwriter may receive compensation in the form of underwriting discounts or commissions and may receive commissions from purchasers of the Common Units for whom they may act as agents. If any such broker-dealer purchases the Common Units as principal, it may effect resales of the Common Units from time to time to or through other broker-dealers, and such other broker-dealers may receive compensation in the form of concessions or commissions from the purchasers of Common Units for whom they may act as agents.

     To the extent required, the names of the specific managing underwriter or underwriters, if any, as well as certain other information, will be set forth in a Prospectus Supplement. In such event, the discounts and commissions to be allowed or paid to the underwriters, if any, and the discounts and commissions to be allowed or paid to dealers or agents, if any, will be set forth in, or may be calculated from, the Prospectus Supplement.

     Any underwriters, brokers, dealers and agents who participate in any such sale may also be customers of, engage in transactions with, or perform services for the Partnership or its affiliates in the ordinary course of business.

                            VALIDITY OF COMMON UNITS

     The validity of the Common Units offered hereby will be passed upon for the Partnership by Vinson & Elkins L.L.P.

                                    EXPERTS

     The consolidated financial statements included in the Partnership's Annual Report on Form 10-K for the year ended December 31, 1996, incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto. The consolidated financial statements referred to above and such report have been incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

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     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE PARTNERSHIP OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE PARTNERSHIP SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH THEY RELATE. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                            ------------------------

                               TABLE OF CONTENTS

                                            PAGE
                                            ----
             PROSPECTUS SUPPLEMENT
The Partnership.........................    S-3
Recent Developments.....................    S-3
Certain Considerations..................    S-4
Use of Proceeds.........................    S-6
Price Range of Common Units and
  Distributions.........................    S-6
Underwriting............................    S-7
Legal Matters...........................    S-8

                   PROSPECTUS
Available Information...................      2
Incorporation of Certain Documents by
  Reference.............................      3
Information Regarding Forward Looking
  Statements............................      3
Business................................      4
Use of Proceeds.........................      7
Description of the Units................      7
Tax Considerations......................      9
Plan of Distribution....................     24
Validity of Common Units................     24
Experts.................................     24

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                            2,750,000 COMMON UNITS

                             REPRESENTING LIMITED
                              PARTNER INTERESTS

                               NORTHERN BORDER
                                PARTNERS, L.P.
                    [NORTHERN BORDER PARTNERS, L.P. LOGO]

                            ------------------------

                             PROSPECTUS SUPPLEMENT

                            ------------------------

                            PAINEWEBBER INCORPORATED

                           A.G. EDWARDS & SONS, INC.

                         RAUSCHER PIERCE REFSNES, INC.

                            ------------------------

                               DECEMBER 10, 1997

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